October 18, 2019

Barton R. Brookman, Jr.
President and Chief Executive Officer
PDC Energy, Inc.
1775 Sherman Street, Suite 3000
Denver, Colorado 80203

       Re: PDC Energy, Inc.
           Registration Statement on Form S-4
           Filed September 25, 2019
           File No. 333-233933

Dear Mr. Brookman:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed September 25, 2019

Opinions of Citi and Goldman Sachs, SRC's Financial Advisors
Opinion of Goldman Sachs
Premia Analysis, page 106

1. We note your disclosure that Goldman Sachs reviewed and analyzed the acquisition premia (discounts) for U.S. E&P transactions announced from January 1, 2009 through
       August 23, 2019 involving a public target company where the disclosed transaction value was between $1 billion and $10 billion. Please revise to disclose why Goldman Sachs selected this range of transaction values, given that the value of this transaction is approximately $2.0 billion (inclusive of SRC's net debt), which is at the low end of this range.
 Barton R. Brookman, Jr.
FirstName LastNameBarton R. Brookman, Jr.
PDC Energy, Inc.
Comapany NamePDC Energy, Inc.
October 18, 2019
October 18, 2019 Page 2
Page 2
FirstName LastName

Comparison of Rights of Stockholders of PDC and Shareholders of SRC Exclusive Forum, page 183

2. We note that your forum selection provision identifies a state court located within the
         State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please provide related risk factor disclosure describing the exclusive forum provision and its impact on shareholders, including that shareholders may be subject to increased costs to bring a claim, and that the provision could discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
General

3. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Exchange
         Act filings have been resolved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeannette Wong, Staff Accountant, at 202-551-2137 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.
 Barton R. Brookman, Jr.
PDC Energy, Inc.
October 18, 2019
Page 3

                                            Sincerely,
FirstName LastNameBarton R. Brookman, Jr.
                                            Division of Corporation Finance
Comapany NamePDC Energy, Inc.
                                            Office of Energy & Transportation
October 18, 2019 Page 3
cc:       John Elofson, Esq.
FirstName LastName